

April 2, 2015

Via E-mail
Mr. Glenn W. Welling
Chief Investment Officer
Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, CA 92660

     Re: Rovi Corporation
             Preliminary Proxy Statement on Schedule 14A filed by Engaged
             Capital Master Feeder I, LP, et al.
             Filed March 25, 2015
             File No. 000-53413

Dear Mr. Welling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Disclosure throughout refers to three nominees. Please reconcile this with the inclusion of the names and biographical information of four nominees.

2.   Disclosure indicates that the members of Engaged Capital and the Nominees collectively own 549,900 shares of common stock of Rovi Corporation. Please revise to disclose the percentage of outstanding shares that such number represents as of the most recent practicable date and to clarify the record and beneficial owner of such shares.

3.   Given that 549,900 shares would appear to represent approximately 0.61% of the 90,531,529 shares outstanding on March 16, 2015, please advise us how you determined

that such ownership percentage or other factors not currently disclosed led you to conclude that members of Engaged Capital are "significant" stockholders of Rovi Corporation.

4.   On page 7, disclosure refers to the "troubling misalignment of interests between the directors and Rovi's stockholders" due to members of the current board collectively owning approximately 0.2% of the outstanding stock of the company. Given that members of Engaged Capital and the Nominees collectively own 549,900 shares of common stock of Rovi Corporation, or 0.61% of the outstanding shares on March 16, 2015, provide us with support for the statement in the letter to stockholders that "[o]ur interests are fully aligned with the interests of all Rovi stockholders."

5.   Disclosure throughout the proxy statement indicates that you believe the board of directors must be reconstituted to ensure that the directors take the "necessary steps" for the company's stockholders to realize the maximum value of their investment. Please revise to describe the necessary steps referenced.

Background to the Solicitation, page 1

6.   We note the following disclosure: "The Chief Executive Officer indicated he was impressed with Mr. Lockwood and that he intended to recommend Mr. Lockwood be included in the Company's nominee evaluation process." Please provide support for this assertion as to indications made by the Chief Executive Officer with regard to his support for your nominee.

7.   Disclosure indicates that, on March 9, 2015, the Chairman informed Mr. Welling that the company intended to exclude all of Engaged Capital's nominees. Please disclose whether Engaged Capital agreed to include its nominees in the board's standard search process.

We Believe That Significant Improvement to Rovi's Board Is Needed Now, page 5

8.   Please specify the "reactive changes" to which you refer in the second paragraph of this section.

We are Concerned Rovi's Board is Stale and Lacks Sufficient Stock Ownership, page 6

9.   Disclosure on page 7 indicates that members of the board directly own approximately 0.2% of the outstanding shares of the company and the "Board's collective lack of a substantial ownership interest in shares of Rovi has affected the Board's ability to properly evaluate and address the serious challenges facing the Company." Please revise to briefly discuss how the nominees will properly evaluate and address the serious

challenges facing the company since none of the nominees directly owns any shares of the company.

Proposal No. 1 Election of Directors, page 9

10.   Disclosure indicates that, if any nominee is unable to serve or for good cause will not serve, the shares represented by the white proxy card will be voted for substitute nominees. Please confirm for us that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve, if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Votes Required for Approval, page 16

11.   Disclosure in this section indicates that shares having broker non-votes with respect to any proposals will be counted as present for the purpose of establishing a quorum, but broker non-votes with respect to Proposals 2 and 3 will have no effect on the outcome of those proposals. Given that the voting standard for Proposals 2 and 3 is a majority of shares present in person or represented by proxy at the meeting, please advise us why broker non-votes will have no effect on the outcome of these proposals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
       Steve Wolosky, Esq.
       Olshan Frome Wolosky LLP